NSAR ITEM 77C

Van Kampen American Capital Government Securities Fund


(a)	A Special Meeting of Shareholders was held on May 28, 1997.

(b)	The election of Trustees of Van Kampen American Capital Government
	Securities Fund (the "Fund") included:

	J. Miles Branagan, Richard M. DeMartini, Linda Hutton Heagy,
        R. Craig Kennedy, Jack E. Nelson, Jerome L. Robinson,
        Phillip B. Rooney, Fernando Sisto and Wayne W. Whalen

(c)	The following were voted on at the meeting:

        1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

                  For     132,119,885            Against  3,088,653

        4) For each AC Fund, to Ratify the Selection of Price Waterhouse LLP Independent Public Accountants for its Current Fiscal Year.

                  For     134,777,478            Against 1,622,100